Exhibit 99.2
For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 8274 5246
19 May 2011
4th quarter net operating profit US$33.3m
Full year net operating profit US$116.7m
(Excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$33.3 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 March 2011. This represents an increase of 41% compared to the corresponding quarter of last year.
The net operating result for the quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$1.8 million, compared to a loss of US$2.3 million for the corresponding quarter of last year. Full year net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 12% to US$116.7 million from US$133.0 million for the prior year.
Excluding a contribution to AICF of US$63.7 million in fiscal 2011, net operating cash flow for the full year increased to US$210.9 million from US$183.1 million in the prior year. A contribution of approximately US$51.5 million will be made to AICF on 1 July 2011, representing 35% of the company’s free cash flow, as defined by the AFFA.
Including asbestos, ASIC expenses and tax adjustments, full year net operating loss moved from US$84.9 million to US$347.0 million. This result reflects a non-cash charge of US$345.2 million recognised in the second quarter in the current financial year for taxes, penalties and interest following RCI Pty Ltd’s loss on appeal in the Australian Federal Court against an Australian Taxation Office amended assessment relating to fiscal year 1999. RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment before the Full Court of the Federal Court of Australia. The result for the quarter and full year also reflects a tax adjustment of US$32.6 million resulting from an internal reorganisation as announced on 17 May 2011.
The results include favourable asbestos adjustments of US$5.3 million for the quarter. For the full year, the results include unfavourable asbestos adjustments of US$85.8 million, which are primarily attributable to movements in the value of the Australian dollar against the US dollar. For the quarter from 31 December 2010 to 31 March 2011, the Australian dollar appreciated against the US dollar by 2% to US$1.0334. For the full year from 31 March 2010 to 31 March 2011, the Australian dollar appreciated against the US dollar by 13%, compared to a 33% appreciation in the prior year.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of fiscal year 2011 versus the 4th quarter and full year of the prior fiscal year.

Media Release: James Hardie — 4th Quarter and Full Year FY11	1

CEO Commentary
“Operating conditions in the US residential housing market during the quarter and full year have remained challenging, and we are yet to see any substantive evidence that a sustainable recovery has commenced,” said James Hardie CEO, Louis Gries.
“Housing starts in the US continued to be weak in the fourth quarter as factors such as relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continued to dampen demand in the residential housing construction market,” Mr Gries added.
“Additionally, raw material input costs, particularly pulp, remain high and freight costs are rising.
“With the exception of New Zealand, the Asia Pacific businesses have enjoyed relatively robust operating environments and have performed strongly both on a quarterly and full-year basis. The Australia business, in particular, grew market share and also increased the sales of its differentiated Scyon™ branded products.”
Operating Performance
Total sales for the quarter increased 5% to US$288.4 million, gross profit was up 6% to US$96.9 million and EBIT excluding asbestos and ASIC expenses was 22% higher at US$46.8 million compared to the corresponding quarter of last year. EBIT including asbestos and ASIC expenses for the quarter improved from US$11.8 million in the fourth quarter of last year to US$50.8 million in the final quarter of the current year.
For the full year, total sales increased 4% to US$1,167.0 million, gross profit was down 6% to US$391.9 million and EBIT excluding asbestos and ASIC expenses was 12% lower at US$184.0 million. EBIT including asbestos and ASIC expenses moved from a loss of US$21.0 million to a profit of US$104.7 million.
4th Quarter and Full Year at a Glance

	Q4	Q4%				%
US$ Millions	FY 2011	FY 2010	Change	FY 2011	FY 2010	Change

Net sales	$288.4	$274.9	5	$1,167.0	$1,124.6	4
Gross profit	96.9	91.4	6	391.9	416.1	(6)
EBIT excluding asbestos and ASIC expenses	46.8	38.3	22	184.0	208.7	(12)
AICF SG&A expenses	(0.5)	(0.5)	—	(2.2)	(2.1)	(5)
Asbestos adjustments	5.3	(24.2)	—	(85.8)	(224.2)	62
ASIC related (expenses) recoveries	(0.8)	(1.8)	55	8.7	(3.4)	—
EBIT	50.8	11.8	—	104.7	(21.0)	—
Net interest expense	(1.1)	(2.1)	48	(4.4)	(4.0)	(10)
Other income (expense)	0.9	0.3	—	(3.7)	6.3	—
Income tax expense	(52.4)	(12.3)	—	(443.6)	(66.2)	—
Net operating loss	(1.8)	(2.3)	22	(347.0)	(84.9)	—
Diluted earnings (loss) per share (US cents)	(0.4)	(0.5)	20	(79.7)	(19.6)	—

Media Release: James Hardie — 4th Quarter and Full Year FY11	2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 41% from US$23.7 million in the prior corresponding quarter to US$33.3 million in the current quarter, and decreased 12% from US$133.0 million in the prior year to US$116.7 million for the full year, as shown in the following table:

	Q4	Q4%				%
US$ Millions	FY 2011	FY 2010	Change	FY 2011	FY 2010	Change

Net operating loss	$(1.8)	$(2.3)	(22)	$(347.0)	$(84.9)	—

Excluding:

Asbestos:
Asbestos adjustments	(5.3)	24.2	—	85.8	224.2	(62)
AICF SG&A expenses	0.5	0.5	—	2.2	2.1	5
AICF interest income	(1.9)	(0.7)	—	(4.3)	(3.3)	(30)
Gain on AICF investments	—	(2.0)	—	—	(6.7)	—
Tax expense related to asbestos adjustments	6.3	1.1	—	6.9	1.1	—

ASIC related expenses (recoveries)	0.7	1.8	(60)	(7.6)	3.4	—

Tax adjustments[1]	34.8	1.1	—	380.7	(2.9)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$33.3	$23.7	41	$116.7	$133.0	(12)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.6	5.4	41	26.7	30.5	(12)

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million for the current quarter and full year arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased 41% from US5.4 cents in the prior corresponding quarter to US7.6 cents in the current quarter. For the full year, diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments decreased 12% from US30.5 cents in the prior year to US26.7 cents in the current year.
The strength of net operating cash flow in the quarter and full year ended 31 March 2011 enabled the company to reduce net debt by US$17.4 million and US$94.4 million, respectively. At 31 March 2011, the company had net debt of US$40.4 million.
USA and Europe Fibre Cement
According to the US Census Bureau, single family housing starts, which are a key driver of the company’s performance, were 104,000 in the March 2011 quarter, 9% below the March 2010 quarter. Similarly, for the full year to 31 March 2011, single family housing starts were 444,000, 8% below the prior year.
Against this background, net sales remained relatively flat at US$197.7 million, compared to US$196.8 million in the corresponding quarter of the prior year. Fourth quarter sales volume decreased 2% to 308.8 million square feet. The average net sales price increased 2% from US$627 to US$640 per thousand square feet.

Media Release: James Hardie — 4th Quarter and Full Year FY11	3

For the full year, net sales declined 2% to US$814.0 million, compared to the prior year. Sales volume decreased 4% to 1,248.0 million square feet, and the average net sales price increased 3% from US$635 to US$652 per thousand square feet.
USA and Europe Fibre Cement EBIT increased by 11% from US$34.8 million in the corresponding quarter of the prior year to US$38.5 million for the current quarter and decreased by 23% from US$208.5 million in the prior year to US$160.3 million for the full year.
The increase in EBIT for the quarter was primarily driven by a reduction in SG&A expenses compared to the previous corresponding quarter.
For the full year, the decrease in EBIT was primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses.
The USA and Europe Fibre Cement EBIT margin was 19.5% for the quarter and 19.7% for the full year, compared to 17.7% and 25.2%, respectively, for the corresponding periods of the prior year.
Asia Pacific Fibre Cement
Increases in mortgage interest rates, along with wet weather along the eastern seaboard and the end of the government social housing construction initiative, had a dampening impact on the Australian residential housing construction market in the fourth quarter. According to the Australian Bureau of Statistics (ABS), total dwelling units approved decreased 18% to 35,452 units for the March quarter, compared to the previous corresponding quarter, with detached housing approvals down 17% to 22,057. For the full year, the ABS reported a 2% decrease in total dwelling units approved to 167,332 units, compared to the prior year, with detached houses approved down 11% to 102,270.
In addition, the New Zealand business faced continued challenges as business and consumer confidence deteriorated during the year, leading to historically low levels of new home construction. According to Statistics New Zealand, the number of new detached houses authorised for the quarter fell to just 2,708 houses, down from 3,788 houses in the prior corresponding quarter. The business has also had to contend with increased competition from imported products.
In contrast, the business in the Philippines performed strongly, supported by a favourable operating environment driven by buoyant domestic demand.
Overall, the region delivered improved revenues for the quarter and full year, with a sustained growth in primary demand for fibre cement and gains in market share. In Australia, the Scyon™ branded product range continued to build momentum over the course of the 2011 financial year, with Scyon™ products representing 18% of sales in the current quarter compared to 14% in the prior corresponding quarter.
Net sales increased 16% to US$90.7 million for the quarter. The higher value of the Asia Pacific business’ currencies against the US dollar in the fourth quarter accounted for 12% of the increase. In Australian dollars, net sales increased 4% primarily due to an increase in sales volume.

Media Release: James Hardie — 4th Quarter and Full Year FY11	4

For the full year, net sales increased 19% to US$353.0 million, compared to US$296.5 million for the prior year. In Australian dollars, net sales increased 7% due to an increase in sales volume and average net sales price.
Asia Pacific Fibre Cement EBIT for the quarter increased 36% from US$14.3 million to US$19.4 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 25%, primarily due to higher average net sales price (due to price increases and a favourable shift in product and geographic mix), higher sales volume and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and SG&A expenses.
Asia Pacific Fibre Cement EBIT for the full year increased 35% from US$58.7 million to US$79.4 million. In Australian dollars, Asia Pacific Fibre Cement EBIT for the year increased 22% primarily due to an increase in average net sales price, higher sales volume, lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume of fixed unit cost of manufacturing and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and a mechanical failure in the Philippines facility that temporarily halted production during the second quarter.
Outlook
Despite some recent recovery in the broader US economy as evidenced by incremental improvements in consumer confidence, retail sales and unemployment levels, housing markets remain constrained, in particular by the lack of stability in house values, that have continued to fall.
Input costs are also expected to remain high with pulp prices forecast to remain at or above US$1,000 per ton. Freight costs are expected to rise reflecting supply constraints for trucks, as the broader economy improves, and the higher cost of fuel.
Activity in the US residential housing sector is expected to remain relatively flat in both the construction and the repair and remodel segments for the company’s 2012 financial year.
In the Asia Pacific region, increases in mortgage interest rates in Australia have continued to dampen activity in the sector, although the market is expected to remain relatively robust. In the Philippines, domestic demand continues to provide a strong operating environment. In New Zealand, housing activity is likely to remain subdued as housing construction reaches historic lows in response to weak consumer and business confidence.
Capital Management and Simplification of Corporate Structure
On 17 May, the company announced that it had adopted a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which will likely see the company buy-back or issue shares as the company’s capital needs dictate.
The company expects to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of the company’s second quarter results and is expected to be followed by a final dividend following the May 2012 announcement of the company’s results for fiscal year 2012.
In accordance with this policy, James Hardie also announced on 17 May that it will seek to acquire up to 5% of the company’s issued capital via an on-market share buyback during the next 12 months.

Media Release: James Hardie — 4th Quarter and Full Year FY11	5

The effect of the policy announced on 17 May is that, in addition to James Hardie’s ongoing obligation to make contributions to AICF, the company expects to be distributing a significant portion of its operating surplus each year in the form of ordinary dividends and share buy-backs. In circumstances where the company determines that share buy-backs are not attractive, special dividends may be considered as an alternative.
To facilitate the ability to access and distribute surplus cash flows of the company’s operating subsidiaries more efficiently, including for the purpose of making periodic contributions to AICF, James Hardie has commenced an internal reorganisation involving simplification of the company’s corporate structure, including some of the arrangements which were previously part of its Netherlands domicile. As part of this restructure, the company has incurred a tax charge of US$32.6 million, which is included in the fiscal year 2011 accounts but will be paid in fiscal year 2012.
This charge will not impact the contribution to AICF in July 2011, although it is expected to reduce the contribution to AICF in July 2012 by up to approximately US$11 million.
Readers are referred to the company’s announcement on 17 May 2011 for additional information.
Further Information
Readers are referred to the company’s Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 March 2011 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Consolidated Financial Statements. Readers are referred to Notes 11, 13 and 14 of the company’s 31 March 2011 Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with a webcast of the Management Presentation on 19 May 2011, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

Media Release: James Hardie — 4th Quarter and Full Year FY11	6

The company lodged its annual filing for the year ended 31 March 2010 on Form 20-F with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie — 4th Quarter and Full Year FY11	7

Definitions
Non-financial Terms
ABS — Australian Bureau of Statistics.
AFFA — Amended and Restated Final Funding Agreement. In February 2007, the company’s shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to Asbestos Injuries Compensation Fund (AICF).
AICF — Asbestos Injuries Compensation Fund Ltd; formed in 2006 to implement and administer the agreement between the company and the New South Wales Government, whereby the company committed to funding a new trust which would pay compensation awarded against the former James Hardie companies Amaca, Amaba and ABN 60. The agreement is set out in the Amended and Restated Final Funding Agreement (AFFA). The company has no legal ownership in AICF. The company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA.
ASIC — Austrialian Securities and Investments Commission.
ATO — Austrialian Taxation Office
NBSK — Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie — 4th Quarter and Full Year FY11	8

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$50.8	$11.8	$104.7	$(21.0)

Asbestos:
Asbestos adjustments	(5.3)	24.2	85.8	224.2
AICF SG&A expenses	0.5	0.5	2.2	2.1

ASIC related expenses (recoveries)	0.8	1.8	(8.7)	3.4

EBIT excluding asbestos and ASIC expenses	46.8	38.3	184.0	208.7

Net sales	$288.4	$274.9	$1,167.0	$1,124.6

EBIT margin excluding asbestos and ASIC expenses	16.2%	13.9%	15.8%	18.6%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating loss	$(1.8)	$(2.3)	$(347.0)	$(84.9)

Asbestos:
Asbestos adjustments	(5.3)	24.2	85.8	224.2
AICF SG&A expenses	0.5	0.5	2.2	2.1
AICF interest income	(1.9)	(0.7)	(4.3)	(3.3)
Gain on AICF investments	—	(2.0)	—	(6.7)
Tax expense related to asbestos adjustments	6.3	1.1	6.9	1.1

ASIC related expenses (recoveries)	0.7	1.8	(7.6)	3.4

Tax adjustments[1]	34.8	1.1	380.7	(2.9)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$33.3	$23.7	$116.7	$133.0

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.

Media Release: James Hardie — 4th Quarter and Full Year FY11	9

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$33.3	$23.7	$116.7	$133.0
Weighted average common shares outstanding — Diluted (millions)	437.7	438.9	437.5	436.8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.6	5.4	26.7	30.5

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Operating profit (loss) before income taxes	$50.6	$10.0	$96.6	$(18.7)

Asbestos:
Asbestos adjustments	(5.3)	24.2	85.8	224.2
AICF SG&A expenses	0.5	0.5	2.2	2.1
AICF interest income	(1.9)	(0.7)	(4.3)	(3.3)
Gain on AICF investments	—	(2.0)	—	(6.7)

Operating profit before income taxes excluding asbestos	$43.9	$32.0	$180.3	$197.6

Income tax expense	(52.4)	(12.3)	(443.6)	(66.2)

Asbestos:
Tax expense related to asbestos adjustments	6.3	1.1	6.9	1.1
Tax adjustments[1]	34.8	1.1	380.7	(2.9)

Income tax expense excluding tax adjustments	(11.3)	(10.1)	(56.0)	(68.0)

Effective tax rate excluding asbestos and tax adjustments	25.7%	31.6%	31.1%	34.4%

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.

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Adjusted EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$50.8	$11.8	$104.7	$(21.0)
Depreciation and amortisation	16.0	16.1	62.9	61.7

Adjusted EBITDA	$66.8	$27.9	$167.6	$40.7

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC and domicile change related costs is not a measure of financial performance under US GAAP and expenses should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

General corporate costs	$5.8	$8.5	$26.9	$42.9

Excluding:
ASIC related (expenses) recoveries	(0.8)	(1.8)	8.7	(3.4)
Domicile change related costs	—	(0.7)	(1.8)	(9.1)

General corporate costs excluding ASIC expenses and domicile change related costs	$5.0	$6.0	$33.8	$30.4

Media Release: James Hardie — 4th Quarter and Full Year FY11	11

Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buyback;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Media Release: James Hardie — 4th Quarter and Full Year FY11	12